UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 16, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐  No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

(a publicly held company)

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807 | CVM Code n. 12793

MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING

HELD ON NOVEMBER 16, 2017

1.                                     Date, Time and Place: Held on November 16, 2017, at 10:00AM, by videoconference centralized at the headquarters of Fibria Celulose S.A. (“Company”), located at Rua Fidêncio Ramos, no. 302, 3rd and 4th (part) floors, Tower B, Vila Olímpia Corporate Building, Vila Olímpia, in the City of São Paulo, State of São Paulo, CEP 04551-010.

2.                                     Call notice: Call notice was waived, due to the attendance of all members of the Board of Directors, pursuant to item 6.3 of its Internal Rules.

3.                                     Attendance: The totality of the sitting members of the Board of Directors, that is, Messrs. José Luciano Duarte Penido (Chairman of the Board); Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar; Ernesto Lozardo; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt; Marcos Barbosa Pinto; Paulo Fernando Fleury da Silva e Souza; e Raul Calfat.

4.                                     Meeting Board: Mr. José Luciano Duarte Penido — Chairman of the Board of Directors. and Mrs. Claudia Elisete Rockenbach Leal— Secretary.

5.                                     Agenda: The members of the Board of Directors will discuss and deliberate about (i) proposal, to be submited to the special general meeting, to approve the “Protocol and Justification of Merger of Fibria-MS Celulose Sul Mato-Grossense Ltda. into Fibria Celulose S.A.” executed by the management of Fibria-MS Celulose Sul Mato-Grossense Ltda., a limited liability company enrolled with the National Corporate Taxpayers Register (CNPJ) under No. 36.785.418/0001-07, with its articles of incorporation filed with the JUCESP under State Registration (NIRE) No. 35.225.356.634, (the “Absorbed Company”), and the management of the Company on November 16, 2017, which reflects the terms of the merger of the Absorbed Company into the Company (the “Protocol”); (ii) proposal, to be submitted to the special general meeting, to approve the ratification of the appointment and engagement by the Company of PricewaterhouseCoopers Auditores Independentes, professional service firm established in the Capital City of the State of São Paulo, at Avenida Francisco Matarazzo, No. 1400, 9th, 10th, 13th, 14th, 15th, 16th and 17th floors, Torino tower, Água Branca, enrolled with the Corporate Taxpayers Register of the Ministry of Finance (CNPJ/MF) No. 61.562.112/0001-20, originally registered with the Regional Accounting Council of the State of São Paulo under No. 2SP000160/O-5 (“Valuation Company”), as the specialized firm to prepare the book value valuation report on the shareholders’ equity of the Absorbed Company (the “Book Value Valuation Report”); (iii) proposal, to be submitted to the special general meeting, to approve the Book Value Valuation Report; (iv) proposal, to be submitted to the special general meeting, to approve the merger of the Absorbed Company into the Company, with the resulting extinguish of the Absorbed Company (“Merger”); (v) proposal, to be submitted to the special general meeting, to authorize the managers to take all actions that may be necessary to give effect to the foregoing resolutions; (vi) call notice of the Special General Meeting.

6.                                     Resolutions: After discussion and analysis of the matters included on the Agenda, the Board members in attendance decided, by unanimous vote, without reservations and/or qualifications, to approve the following:

6.1.                           Approve the proposal, to be submitted to the special general meeting, to approve the Protocol, which states the terms, conditions and clauses of the merger of the Absorbed Company by the Company and which private instrument, signed by the meeting board, it is recorded in the headquarter of the Company;

6.2                              Approve the proposal, to be submitted to the special general meeting, to ratify the appointment and engagement of Valuation Company to prepare the Book Value Valuation Report, according to the article 226 of the Corporate Law;

6.3                              Approve the proposal, to be submitted to the special general meeting, to approve the Book Value Valuation Report prepared by the Valuation Company by the accounting criteria, at the base date September 30, 2017 (“Base Date”), which is the Appendix 10.6 of the Protocol (“Valuation Report”);

6.4                              Approve the proposal, to be submitted to the special general meeting, of the merger of the Absorbed Company into the Company, in accordance with the terms described in the Protocol, with the transfer of the net equity resulting the extinguish of the Absorbed Company.

6.4.1                    Consign that the alteration of the by-laws of the Absorbed Entity and the deliberation of the special general meeting that approve the Merger will just produce its effects on December 31, 2017, inclusive (“Effective Date”). Therefore, the Merger will only produce produce effects (whether civil, corporate, accounting or tax) and shall only become effective upon dissolution of the Absorbed Company, transfer of the equity of the Absorbed Company to the Surviving Company and succession by the Surviving Company in all the assets, properties, rights, claims, powers, immunities, actions, exceptions, duties, obligations, subjections and liabilities, on the Effective Date.

6.4.2                    Since the Surviving Company is, at this date, the owner of one hundred percent (100%) of the shares of the Absorbed Company’s capital stock, the Merger will be effective without increasing the capital of the Company. The effectiveness of the Merger will be granted by means of accounting transactions that will substitute (a) the figures registered by the Company in its financial statements as investment in the Absorbed Company by (b) an allocation line by line of the assets and liabilities to be absorbed.

6.4.3                    According the terms of the Protocol, the Merger will be executed without a substitution relation of the shares issued by the Absorbed Company, since (i) the Company is the owner of all the shares of the Absorbed Company’s capital stock, not existing non-controlling shareholders that should be transferred to the Company; (ii) the shares issued by the Absorbed Company and owned by the Company will be extinguished on the occasion of the Merger; (iii) the Merger will not imply the increase of the capital stock of the Company; and (iv) the Merger will not imply in the issuance of new shares of the Company;

6.4.4                    On the Effective Date, the Company will succeed the Absorbed Company universally, to all rights, claims, powers, immunities, actions, exceptions, duties, debts, obligations, subjections, liens and liabilities , whether material or immaterial.

6.4.5                    As demonstrated in the Evaluation Report, the Evaluation Company has conclude, based on the work performed, the amount of six billion, eight hundred and twenty-five million, two hundred and twenty-four thousand, six hundred and eight Reais and eighty-six cents (R$6,825,224,608.86) and represents, in all relevant aspects, the accounting value of the net equity of the Absorbed Company to be merger into the Surviving Company.

6.4.6                    Consign that, by means of the Official Letter No. 342/2017/CVM/SEP/GEA-2, dated as of October 24, 2017, the CVM has approved the request presented by the management of the Company to waive the preparation of a valuation report on the net equity of the Company and of the Absorbed Company at market prices for purposes of calculation of a replacement list provided for in art. 264 of the Corporations Law, since (i) the Company is the owner of one hundred percent (100%) of the shares of the Absorbed Company’s capital stock; (ii) the Merger will not result in a capital increase of the Company; and (iii) there will not be any modification on the participation of the shareholders of the Company by means of the Merger.

6.4.7                    According to the articles 136 and 137 of the Corporate Law, the current shareholders of the Company will not have the right of withdrawal as a result of approval of the Merger.

6.5 Approve the proposal, to be submitted to the special general meeting, to authorize the management of the Company to take all actions that may be necessary to give effect to the resolutions approved by the special general meeting, inclusing, without limitation, sign and execute any and all document and proceed with all registration in the governmental entities and private entities that are necessary to this operation.

6.6 Approve the call of the special general meeting, to be held on December 18, 2017 to analyze and decide on the items stated on the agenda of this meeting.

7.                                     Closing: There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance. Meeting Board: Mr. José Luciano Duarte Penido (Chairman) and Mrs. Claudia Elisete Rockenbach Leal (Secretary). Attendees: Mess. José Luciano Duarte Penido (Chariman of the Board of Directors); Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar; Ernesto Lozardo; João Carvalho de Miranda (Vice-President of the Board of Directors); João Henrique Batista de Souza Schmidt; Marcos Barbosa Pinto; Paulo Fernando Fleury da Silva e Souza; and Raul Calfat.

São Paulo, November 16, 2017.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

Meeting Board:

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal

Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO